FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

(Print or Type Responses)

1. Name and Address of Reporting Person* Vernon Todd H.	2. Issuer Name and Ticker or Trading Symbol Raindance Communications, Inc. (RNDC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Chief Technology Officer
(Last) (First) (Middle) Raindance Communications, Inc. 1157 Century Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 08/31/02	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(Street) Louisville, CO 80027		5. If Amendment, Date of Original (Month/Day/Year)
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	08/01/02	M		17,000	A	$1.063
Common Stock	08/01/02	S		17,000	D	$3.5835
Common Stock	08/02/02	M		6,000	A	$1.063
Common Stock	08/02/02	S		6,000	D	$3.280	9,910	D
							50,000	I	By Vernon Investments, LLC

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number	(Over) SEC 1474 (3-99)

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Excercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	$1.063	08/01/02	M			17,000	(1)	01/25/11	Common Stock	17,000
Employee Stock Option (right to buy)	$1.063	08/02/02	M			6,000	(1)	01/25/11	Common Stock	6,000		119,225	D
Employee Stock Option (right to buy)	$3.49	05/21/02	A	V	100,000		06/21/02(2)	05/21/12	Common Stock	100,000		100,000	D

Explanation of Responses:

(1) The option vests over a period of four (4) years with 12.5% of the shares vesting on July 25, 2001 and 2.083% of the shares vesting monthly thereafter.
(2) Grant to Reporting Person of a non-statutory stock option to purchase shares under the Issuer's 2000 Equity Incentive Plan. The option vests over a period of four (4) years in equal monthly installments commencing on June 21, 2002.

Stephanie Anagnostou, Attorney In Fact **Signature of Reporting Person	08/30/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, See Instruction 6 for procedure.

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